May 24, 2005

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn:	Jim B. Rosenberg
Senior Assistant Chief Accountant

	Re:	Matria Healthcare, Inc.
Form 10-K for the fiscal year ended December 31, 2004
File No. 000-20619

Dear Mr. Rosenberg:

     The following is Matria Healthcare, Inc.’s (the “Company”) response to the Staff’s comment to Form 10-K for the fiscal year ended December 31, 2004 transmitted by the Staff on May 11, 2005.

Comment No. 1.

We acknowledge your disclosures about billings for certain services occurring in advance of services being performed, some of which are at risk subject to confirmation of the Company’s performance against financial and cost savings and clinical criteria. Please explain to us how this revenue meets the fixed and determinable and the collectibility criteria of SAB 104. In your response, please address how you formulate your estimates for the risk revenue.

Response:

                   We have various contracts that provide for a portion of our fees to be at-risk (i.e., refundable to the customer), subject to performance against financial cost savings and clinical criteria. We do not recognize revenue for amounts subject to refund if (i) we do not have sufficient information to calculate performance measurements; or (ii) interim performance measurements indicate that we are not meeting performance targets. If either of these two conditions exists, we record the amounts in a deferred revenue account, which is included in “accrued liabilities,” in the consolidated balance sheets. If we do not meet performance levels by the end of the operations period under the contract, we are contractually obligated to refund some or all of the at-risk fees.

                   At-risk revenues are typically calculated as a percentage of fees. For example, Customer A’s contract with us may require that we answer incoming calls at our care center within 30 seconds. If we fail to meet this requirement, we will have to refund a percentage (usually 1 – 2%) of fees for the operations period (typically a 12-month period). In this example, if we are not meeting this requirement on an interim basis, we would record these at-risk fees as deferred revenue in a current liability account “accrued liabilities” in the consolidated balance sheets. If we are meeting this requirement on an interim basis, we would record these at-risk fees as revenue as they are earned.

                   We use historical claims data to gather information on our customers’ historical cost per participant and historical health care service utilization and to estimate the potential cost savings that will result from the implementation of our health enhancement programs. To measure our performance, we use various forms of available data, such as current claims data, program participation rates, utilization data and care center operating statistics. Also, we maintain a database of the clinical care provided to all participants as they are enrolled in our programs. Therefore, we have immediate access to medical care utilization trends that impact the cost of care. For example, hospital inpatient stays are one of the primary drivers of the cost of oncology care. By monitoring the current trends in the number of days participants are in the hospital under our health enhancement program as compared to the customers’ historical inpatient care statistics, we can determine how the costs under the program are trending, allowing us to measure our actual performance against contractual benchmarks.

                   We calculate at-risk revenues earned consistent with Method 2 of EITF Topic D-96. We do not attempt to predict future changes in performance levels under such contracts.

                   We believe that sufficient interim period data exists under our control to allow management to assess actual performance against the financial costs savings and clinical criteria of the contracts. Therefore, we believe that the criteria outlined in SAB 104 have been met, and the fees are fixed and determinable.

                   We have not had any material bad debts related to billings described above. We therefore believe that the collectibility of such fees is reasonably assured based on our historical experience, which is continuously being monitored.

                   We will be pleased to respond promptly to any requests for additional information or material that we may provide in order to facilitate your review.

Very truly yours,

Stephen M. Mengert
Vice President and Chief Financial Officer